FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Hughes, Donald W. (Last) (First) (Middle) c/o Cahill, Warnock & Company, LLC One South Street, Suite 2150 (Street) Baltimore, MD 21202 (City) (State) (Zip)	2. Date of Event Requiring Statement Month/Day/Year 12/15/1997 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
4. Issuer Name andTicker or Trading Symbol

Occupational Health + Rehabilitation Inc
OHRI.OB, OTC BB

5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director   X 10% Owner
   Officer (give title below)
   Other (specify below)

Description

6. If Amendment,
    Date of Original
    (Month/Day/Year)

01/29/1998

7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr.4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) DE / ED	3. Title and Amount of Underlying Securities (Instr. 4) Title / Amount or Number of Shares	4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.5)	6. Nature of Indirect Beneficial Ownership (Instr.5)
Series A Convertible Preferred Stock	Immed /	Common / 679,042	(1)	I (2)	By Limited Partnership
Series A Convertible Preferred Stock	Immed /	Common / 37,625	1	I (3)
Explanation of Responses:

(1) Each share of Series A Convertible Preferred Stock is convertible into one share of Common Stock.
(2) Indicates shares held by Cahill, Warnock Strategic Partners Fund, L.P. (the "Fund"). Reporting Person is a general partner of Cahill, Warnock Strategic Partners, L.P., the Fund's sole general partner. The Reporting Person disclaims beneficial ownership of all shares held by the Fund, except with respect to his pecuniary interest therein, if any.
(3) Indicates shares held by Strategic Associates, L.P. Reporting Person is a Member of Cahill, Warnock Strategic Partners, L.P., the sole general partner of Strategic Associates, L.P. The Reporting Person disclaims beneficial ownership of all shares held by Strategic Associates, L.P., except with respect to his pecuniary interest therein, if any.

By:	Date:
/s/ Donald W. Hughes	03/26/2003

** Signature of Reporting Person	SEC 1473 (07-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 5(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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